Exhibit 99.1

Digital Power Corporation Reports Financial Results for the Fourth Quarter and the Year Ended December 31, 2014

FREMONT, Calif., March 27, 2014, Digital Power Corporation (NYSE Amex: DPW - News) today announced its financial results for the fourth quarter and the year ended December 31, 2014.

Digital Power’s revenues for the year ended December 31, 2014 were $9,022,000, an increase of 3% from revenues of $8,770,000 for the year ended December 31, 2013. We recorded an operating loss of $542,000 for the year ended December 31, 2014 compared to an operating loss of $317,000 for comparable 2013 period. Non GAAP operating losses were $189,000 and $115,000 for the 2014 and 2013 years, respectively. Net loss for the year ended December 31, 2014 was $658,000, an increase of 4%, or $26,000, over the loss of $632,000 for the year ended December 31, 2013. Non GAAP net losses were $130,000 and $118,000 for the 2014 and 2013 years, respectively. Gross margins in 2014 and 2013 were comparable at 36%.

Digital Power reported revenues of $2,112,000 for the fourth quarter ended December 31, 2014, a decrease of 7% from revenue of $2,267,000 in the comparable quarter in 2013. We recorded an operating loss of $360,000 for the fourth quarter of 2014 compared to an operating loss of $173,000 for the fourth quarter of 2013. Non GAAP operating losses were $238,000 and $107,000 for the fourth quarter of 2014 and fourth quarter of 2013, respectively. Digital Power reported a net loss of $499,000 for the fourth quarter of 2014 compared to a net loss of $361,000 for the fourth quarter of 2013. Non GAAP net losses were $202,000 and $110,000 for the fourth quarter of 2014 and fourth quarter of 2013, respectively.

Commenting on the results, President and CEO Amos Kohn stated: “For the year ended December 31, 2014 our net loss of $658,000 included $247,000 of stock option expenses, $106,000 of intellectual property amortization expenses, and $175,000 for impairment expenses related to our Telkoor investment of 2011. For the year ended December 31, 2013, our net loss of $632,000 included $106,000 of stock option expenses, $96,000 for intellectual property amortization, and $312,000 for the Telkoor investment impairment. Excluding the aforementioned non cash related expenses our net loss would have been $130,000 for the year ended December 31, 2014 and $118,000 for the year ended December 31, 2013. While we are very disappointed about the magnitude of the loss reported for the past two years, it is important to note that 80% and 81% of the losses in 2014 and 2013, respectively, was attributable to non-cash related expenses. We comply with generally accepted accounting principles that require inclusion of these expenses. Our cash balances increased to $2.1 million at December 31, 2014 compared to $1.7 million at December 31, 2013 primarily the result of a reduction in accounts receivable balances.

Mr. Kohn continued: “For the year ended December 31, 2014 our defense product revenues of $2.6 million were similar to the $2.7 million for the year ended December 31, 2013. In 2013, we began to realize our expansion in this market with several new fully customized design projects to supply advanced power switching solutions for military battlefield uses and power rectifier systems for international naval fleets. We also completed the development of new power switching solutions for medical surgical instruments and other products for telecom and datacom industries. We have a strong backlog for our defense related products and expect to continue to realize the benefits of our presence in this market. Our commercial product revenue increased to $6.4 million for the year ended December 31, 2014 from $6.1 million for the year ended December 31, 2013 primarily as the result of improved orders from our European market. For 2014, our domestic commercial product revenue suffered from the loss of a major customer as the result of their acquisition by a European company that changed the strategic direction of their supply chain.

Use of Non-GAAP Measures

This press release provides financial measures for operating loss and net loss, which exclude stock-based compensation expense, impairment expenses and amortization for acquired intangible assets, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating loss and net loss. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

About Digital Power:

Digital Power Corporation is a solution-driven organization that designs, develops, manufactures and sells high-grade customized and flexible power system solutions for the most demanding applications in the medical, military, telecom and industrial markets. We are highly focused on high-grade and custom product designs for both the commercial and military/defense markets, where customers demand high density, high efficiency and ruggedized products to meet the harshest and/or military mission critical operating conditions. We are a California corporation originally formed in 1969, and our common stock trades on the NYSE Amex under the symbol "DPW". Digital Power's headquarters is located at 48430 Lakeview Blvd., Fremont, California, 94538; Contact: William J. Hultzman, Investor Relations, 510-657-2635; Website: www.digipwr.com.

Forward Looking Statements

The foregoing release contains “forward looking statements” regarding future events or results within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements concerning the Company’s current expectations regarding revenue and earnings results for 2014 and the expected results of modifications to the Company’s strategy. The Company cautions readers that such “forward looking statements” are, in fact, predictions that are subject to risks and uncertainties and that actual events or results may differ materially from those anticipated events or results expressed or implied by such forward looking statements. The Company disclaims any current intention to update its “forward looking statements,” and the estimates and assumptions within them, at any time or for any reason.

In particular, the following factors, among others, could cause actual results to differ materially from those described in the “forward looking statements”: (a) the possibility of operating and net losses in the future; (b) dependency on Telkoor to design and manufacture products; (c) dependency on our ability, and the ability of our contract manufacturers, to timely procure electronic components; (d) the potential ineffectiveness of the Company’s strategic focus on power supply solution competencies; (e) dependency on developer partners for the development of some of our custom design products; (f) dependency on sales of our legacy products for a meaningful portion of our revenues; (g) the possible failure of the Company’s custom product development efforts to result in products which meet customers’ needs or such customers’ failure to accept such new products; (h) the ability of the Company to attract, retain and motivate key personnel; (i) dependence on a few major customers; (j) dependence on the electronic equipment industry; (k) reliance on third party subcontract manufacturers to manufacture certain aspects of the products sold by the Company; (l) reduced profitability as a result of increased competition, price erosion and product obsolescence within the industry; (m) the ability of the Company to establish, maintain and expand its OEM relationships and other distribution channels; (n) the inability of the Company to procure necessary key components for its products, or the purchase of excess or the wrong inventory; (o) variations in operating results from quarter to quarter; (p) dependence on international sales and the impact of certain governmental regulatory restrictions on such international sales and operations; and other risk factors included in the Company’s most recent filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are also available on the Company’s website at www.digipwr.com.

    Digital Power Corporation

    Financial Data

    (In thousands except for per share data)

	Three months		Year
	Ended December 31,		Ended December 31,
Statement of Operations Data:	2014	2013	2014	2013

Revenues	$2,112	$2,267	$9,022	$8,770
Operating loss	$(360)	$(173)	$(542)	$(317)
Other income (expense) and impairment of Telkoor	$(139)	$(185)	$(115)	$(312)
Net income loss	$(499)	$(361)	$(658)	$(632)

Basic net earnings (loss) per share:	$(0.74)	$(0.053)	$(0.1)	$(0.09)

Balance Sheet	As of December 31,

	2014	2013

Working capital	$3,588	$3,841
Total assets	6,342	6,977
Total Liabilities	1,901	1,930
Shareholders' equity	4,441	5,047

Non GAAP Financial Data & Reconciliation to GAAP (Excluding Stock option expenses, amortization of intangible intellectual property and impairments of our investments

	Three months ended		Year ended
	31-Dec	31-Dec	31-Dec	31-Dec
	2014	2013	2014	2013

GAAP Gross profit	$696	$766	$3,287	$3,169
Amortization of intangible assets	28	24	106	96
Stock option expenses	1	(2)	4	1
Non GAAP Gross profit	725	788	3,397	3,266
Operating expenses	1,056	939	3,829	3,486
Stock option expenses	93	44	243	105
Non GAAP operating expenses	963	895	3,586	3,381
Non GAAP operating loss	(238)	(107)	(189)	(115)
GAAP Other expenses, net	(138)	(185)	(115)	(312)
Impairment of investment	175	186	175	312
Non GAAP other income	37	0	60	0
Income taxes	1	3	1	3
GAAP Net loss	(499)	(361)	(658)	(632)
Non GAAP expense reductions	297	251	528	514
Non GAAP Net loss	$(202)	$(110)	$(130)	$(118)